Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

April 15, 2011

VIA EDGAR

Mr. John Reynolds
Securities and Exchange Commission
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Incoming, Inc. March 11, 2011 Supplemental Response Form 8-K Filed August 24, 2010 File No. 000-53616

Dear Mr. Reynolds:

In response to the Staff’s letter dated April 1, 2011, Incoming, Inc., a Nevada corporation (the “Company”) will file as correspondence for your review, a draft complete Form 8-K, amended to include the additional disclosure requested in the Staff’s letter.

As per management’s discussion with the Staff Examiner, the Company has been granted an extension to file the Correspondence on or before Friday, April 29, 2011. The Company’s request for an extension was a direct result of scheduling conflicts preventing a timely response.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
March 11, 2011

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions regarding the foregoing, please feel free to contact the undersigned by telephone at (917) 210-1074 or the Company’s counsel, Peter Bilfield, Esq. of Shipman & Goodwin LLP at (203) 324-8151.   Thank you.

Very truly yours, INCOMING, INC.

By:	/s/ Victor AbiJaoudi II
Name:	Victor AbiJaoudi II
Title:	COO and President

cc:           R. Samuel Bell, Jr.
                Eric Norris
                Peter J. Bilfield, Esq.